Filing by Lord Abbett Securities Trust pursuant to Rule 425
under the Securities Act of 1933, and deemed filed under
Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Companies:
Lord Abbett Securities Trust
(SEC File No. 811-07538)

Lord Abbett Equity Trust
(SEC File No. 811-10371)

LORD ABBETT EQUITY TRUST
Lord Abbett Small Cap Blend Fund

Supplement dated February 28, 2013 to the
Prospectus dated December 1, 2012

The prospectus is supplemented with the following:

Small Cap Blend Fund’s Board has approved a proposal to reorganize the Fund into another similarly managed fund, Lord Abbett Value Opportunities Fund, to create a single larger fund (the “Reorganization”). The Reorganization is expected to result in cost savings for Small Cap Blend Fund and its shareholders. Provided below is more information about the proposed change, the reasons why the Board believes it is in shareholders’ best interests, and the steps required to implement it.

Like Small Cap Blend Fund, Value Opportunities Fund pursues capital appreciation. The material differences between these two funds are that Small Cap Blend Fund employs growth and value investing styles and focuses on small companies, while Value Opportunities Fund employs a value investing style and invests in companies of all sizes. Another important difference between the funds is that Value Opportunities Fund has lower total annual operating expenses than Small Cap Blend Fund.

The Board believes the Reorganization offers many potential advantages that should benefit shareholders over the long term, including the opportunity to continue to invest in a fund with similar investment characteristics, but as part of a larger fund with greater investment flexibility and lower expenses. The Reorganization of Small Cap Blend Fund into Value Opportunities Fund would mean that: (1) the resulting fund would be managed according to the investment objective, strategies, and policies of Value Opportunities Fund; (2) shareholders of Small Cap Blend Fund would become shareholders of Value Opportunities Fund; and (3) Small Cap Blend Fund would be terminated and its shares no longer would be offered.

The Reorganization requires the approval of Small Cap Blend Fund’s shareholders. Accordingly, at a shareholder meeting scheduled to be held on July 12, 2013, shareholders of record of Small Cap Blend Fund as of April 26, 2013 (the “Record Date”) will be asked to approve the Reorganization. Only shareholders of Small Cap Blend Fund as of the Record Date may vote on the Reorganization. If shareholders approve the Reorganization and certain other conditions are satisfied, it is expected to be completed as soon as possible after the shareholder meeting. If shareholder approval of the Reorganization is delayed, the Reorganization will be completed as soon as practicable after obtaining shareholder approval.

In addition, current Small Cap Blend Fund shareholders who want to continue to pursue a small cap strategy are eligible to exchange their shares for the corresponding class of shares of Lord Abbett Developing Growth Fund and/or Lord Abbett Small Cap Value Fund (each of which generally is closed to new investors). This special exchange privilege will terminate when the Reorganization is completed.

Please retain this document for your future reference.

The foregoing is not a solicitation of any proxy. Once a Prospectus/Proxy Statement regarding the Reorganization has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and has become effective, a free copy of the Prospectus/Proxy Statement will be available and will provide important comparative information about the Funds’ objectives, strategies, risks, and fees and expenses. To obtain a free copy of the Prospectus/Proxy Statement, please call 1-888-522-2388 after May 28, 2013 or visit www.lordabbett.com. You should carefully read and consider the Prospectus/Proxy Statement before voting on the Reorganization. The Prospectus/Proxy Statement also will be available without charge on the SEC’s web site (www.sec.gov).